January 18, 2007

Mr. Paul Cline
Senior Accountant
Office of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC

Re:  Cascade Financial Corporation
   Form 10-K for the Year Ended December 31, 2005
   File No. 000-25289

Dear Mr. Cline,

In reply to the Staff’s comment letter dated January 4, 2007, we submit the following:

Note 7-Junior Subordinated Debentures Payable (Trust Preferred Securities) page 35

You disclose on page 35 that you entered into an interest rate swap with a third party as a hedge of the interest rate on Corporation’s junior subordinated debentures in October 2003. Please tell us if you use the short-cut method to assess effectiveness and if so how you determined the interest rate swap met the criteria established by paragraph 68 of FAS 133.

Response: We have used the short-cut method to determine the effectiveness of this fair value hedge since the initiation of the hedge in October 2003. Since the interest payment schedule, as well as the prepayment features and other terms of the swap were made to be identical to the terms of the Junior Subordinated Debentures, we were advised by our accountants, at the time KPMG, and our swap counterparty, Bear Stearns, that this transaction qualified for the short-cut accounting method for determining hedge effectiveness as described in FAS 133, Paragraph 68.

In terms of the transaction, Cascade Financial initiated an interest rate swap with a notional amount of $10 million to hedge the fair value of $10 million of Junior Subordinated Debentures, which the Company had issued in March of 2000. The Debentures have an 11% fixed rate for its term of 30 years. The issuance is callable at a premium beginning in March 2010. The call premium declines annually each year until 2020, when the issuance can be called without a premium.

While our Debentures do allow us to defer the payment of interest for up to six months, we are required to pay the coupon rate of 11% on any deferred interest. Therefore, the option to defer interest payments for a solvent institution is theoretical. At the time we entered the transaction, short term rates were 1-2%, credit spreads had tightened dramatically since the issuance of the security and the development of pooled issuance of such securities had dramatically reduced that spread to Treasuries at which they were issued. Given the rate at which the Company would be compounding those payments, the prospect of deferring payments due to a rise in interest rates is infinitesimal.

Since the cash flow terms of the swap and the Subordinated Debentures are identical; and any credit issues are obviated by the collateral requirements of the swap agreement; the only potential mismatch between the two would be the existence of the Company’s option to defer interest payments on the Debentures, which it does not have on the interest rate swap. The market properly assigns no value to that deferral option. Therefore, the change in value of the two instruments will mirror each other, creating a highly effective hedge and therefore eligible for the short-cut method. Therefore, the use of the short-cut method would not have a material effect on our financial statements from a qualitative or quantitative standpoint on a quarterly or annual basis.

The accounting treatment regarding this hedge is now moot in that we terminated this position in December 2006, incurring a loss of $150,000. We have recognized that loss in the fourth quarter of 2006. Our Form 10-K for the year ended December 31, 2006 shall reflect that loss.

The registrant, Cascade Financial Corporation (the Company) hereby acknowledges to the Securities and Exchange Commission (the Commission), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005, as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cascade Financial Corporation

By: /s/ Lars H. Johnson
    Lars H. Johnson
    Chief Financial Officer